UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                          WASHINGTON,  D.C.  20549


                              SCHEDULE  13D


               Under  the   Securities  Exchange  Act  of  1934
                           (Amendment  No.  )*


                      AVSTAR  AVIATION  GROUP,  INC.
                            (Name  of  Issuer)

                   Common  Stock,  par  value  $.001  per  share
                     (Title  of  Class  of  Securities)

                                 05452X  109
                               (CUSIP  Number)

                             Randall  W.  Heinrich
                          8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                   713-951-9100
     (Name,  Address,  and  Telephone  Number  of  Person  Authorized
                   to  Receive  Notices  and  Communications)

                           September  21,  2009
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE  13D

                           CUSIP  No.  05452X  109
________________________________________________________________________________

   1)     Names  of  Reporting  Person

          AvStar  Aviation  Services,  Inc.

          S.S.  or  I.R.S.  Identification  No.  of Above Person (entities only)

          20-5087761

 _______________________________________________________________________________

   2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                   (a)  [  ]
                   (b)  [  ]
________________________________________________________________________________

   3)     SEC  Use  Only
________________________________________________________________________________

   4)     Source  of  Funds:
               OO
________________________________________________________________________________

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________

   6)     Citizenship  or  place  of  Organization:
               TEXAS
________________________________________________________________________________

          (7)     Sole  Voting  Power
Number  of        50,000,000
Shares
Bene-
ficially   _____________________________________________________________________
owned     (8)     Shared  Voting  Power
by Each           -0-
Reporting
Person
With      ______________________________________________________________________
          (9)     Sole  Dispositive  Power
                  50,000,000
          ______________________________________________________________________
          (10)    Shared  Dispositive  Power
                  -0-
________________________________________________________________________________

   11)     Aggregate  Amount  Beneficially  Owned  by  The  Reporting  Person:
               50,000,000
________________________________________________________________________________

   12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [   ]
________________________________________________________________________________

   13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
               92.8%
________________________________________________________________________________

   14)     Type  of  Reporting  Person
               CO

ITEM  1.  Security  and  Issuer

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), issued by AvStar Aviation Group, Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 3600 Gessner, Suite 220, Houston, Texas 77063.

ITEM  2.  Identity  and  Background

Item  2(a)     Name:

     AvStar Aviation Services, Inc., a Texas corporation (the "Reporting Person"), is filing this Statement.

Item  2(b)     Residence  or  business  address:

     The principal business address of the Reporting Person is 3600 Gessner, Suite 220, Houston, Texas 77063.

Item  2(c)     Principal  occupation:

     Prior to February 20, 2009 the Reporting Person had principally been involved, through a subsidiary, in providing maintenance, repair and overhaul ("MRO") services of aircraft for the general aviation sector. Since February 20, 2009 when the Reporting Person transferred this business to the Company for shares of the Company's Series A Preferred Stock, the Reporting Person's principal activity has been the ownership of the foregoing preferred shares.

Item  2(d)     Convictions:

     During the last five years, Reporting Person has not been convicted in a criminal proceeding.

Item  2(e)     Proceedings:

     During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  2(f)     Citizenship:

     The  Reporting  Person  is  a  Texas  corporation.

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     The Reporting Person acquired the 50,000,000 shares of Common Stock giving rise to the filing of this statement directly from the Company upon the automatic conversion of 1,000,000 shares of the Company's Series A Preferred Stock that the Reporting Person acquired directly from the Company on February 20, 2009 in consideration of the Reporting Person's transfer to the Company of all of the outstanding common stock in San Diego Airmotive"), which (through its predecessor entity) has been providing MRO services in California since 1987.

ITEM  4.  Purpose  of  Transaction

     The Reporting Person acquired the 50,000,000 shares of Common Stock giving rise to the filing of this statement directly from the Company upon the automatic conversion of 1,000,000 shares of the Company's Series A Preferred Stock as described in Item 3 immediately above.

     The Reporting Person acquired, and the Reporting Person intends to hold, its shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company, except that the Reporting Person may explore the distribution of its shares of Common Stock to its shareholders in 2010 by means of a dividend;
(ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of its holdings of shares of Common Stock or change its intention with respect to any or all of the matters referred to in this Item.

ITEM  5.  Interest  in  Securities  of  the  Issuer

     The Reporting Person owns outright 50,000,000 shares of Common Stock. The Board of Directors of the Reporting Person has the sole voting power and investment power over the shares held by Reporting Person. Each of Russell Ivy, Henry A. Schulle, Gregory H. Noble and James H. Short sits on the Board of Directors of Reporting Person, and thus has shared voting power and investment power over the shares held by Reporting Person. As a result, each of these individuals may be deemed to be a beneficial owner of these shares. Nevertheless, each of these individuals has disclaimed beneficial ownership of such shares. Except for the acquisition of 50,000,000 shares of Common Stock pursuant to the automatic conversion of the Series A Preferred Stock described above, Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not  applicable.

ITEM  7.  Material  to  be  Filed  as  Exhibits

No  exhibits  are  being  filed  with  this  schedule.

     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2,  2009

AVSTAR  AVIATION  GROUP,  INC.


By:/S/   Russell  Ivy
   ------------------

Name/Title:  Russell  Ivy,  President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).